SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
COREL CORPORATION
(Name of Subject Company)
COREL CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada K1Z 8R7
(650) 930-5826
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Barry J. Reiter Bennett Jones LLP 3400 One First Canadian Place Toronto Ontario M5X 1A4 Canada (416) 777-6500	Joel I. Greenberg Kaye Scholer LLP 425 Park Avenue New York, NY 10022-3598 (212) 836-8201	Gregory C. Smith Woodside Counsel, P.C. 203 Redwood Shores Parkway Redwood Shores, CA 94065 (650) 632-1690
☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.
THE OFFER TO PURCHASE TO WHICH THIS DIRECTORS’ CIRCULAR RELATES IS MADE PURSUANT TO THE LAWS OF THE UNITED STATES AND IS NOT SUBJECT TO APPLICABLE DISCLOSURE AND OTHER LEGAL REQUIREMENTS IN CANADA AS THE OFFER QUALIFIES AS AN EXEMPT TAKE-OVER BID FOR PURPOSES OF APPLICABLE CANADIAN SECURITIES LAW. SHAREHOLDERS RESIDENT IN CANADA SHOULD BE AWARE THAT CANADIAN SECURITIES LAW REQUIREMENTS GOVERNING THE CONDUCT OF A TAKE-OVER BID DIFFER FROM THOSE REQUIREMENTS GOVERNING THE CONDUCT OF A TENDER OFFER IN THE UNITED STATES.

PURPOSE OF AMENDMENT
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes thereto, the “Schedule 14D-9”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2009 by Corel Corporation, a Canadian corporation (the “Company” or “Corel”), relating to the tender offer, as amended (the “Offer”), by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding shares of the Company’s common stock, no par value per share (“Shares”), to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share (such amount, or any different amount per Share offered pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions specified in the Offer to Purchase dated October 28, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC under cover of Schedule TO by Vector on October 28, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC under cover of Schedule TO/A (Amendment No. 1) by Vector on November 2, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the SEC under cover of Schedule TO/A (Amendment No. 2) by Vector on November 12, 2009.
All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.
This Amendment No. 1 is being filed to reflect certain updates as reflected below.
ITEM 2. IDENTITY OF THE FILING PERSON
The following is inserted at the end of the subsection “Designated Directors”:
“The Designated Directors constitute a majority of the non-employee directors of the Company.”
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
The following is added at the end of the “Kris Hagerman” summary in the subsection “Employment Agreements”:
“Prior to accepting his position as Chief Executive Officer, Mr. Hagerman was employed as interim Chief Executive Officer. The interim Chief Executive Officer employment agreement (the “Interim CEO Agreement”) provided that Mr. Hagerman would receive an annual base salary of $600,000 and generally all benefits and perquisites available to executives of the Company. In addition to his base salary, Mr. Hagerman was eligible to participate in an annual bonus plan pursuant to which he might earn an annual bonus based on achievement of annual performance objectives, with a target annual bonus of $400,000, with Mr. Hagerman’s bonus for the period from May 8, 2008 to November 30, 2008 paid out at the 100% payout level. The Interim CEO Agreement contained non-solicitation provisions that extend for 12 months after the Interim CEO Agreement. The Interim CEO Agreement also provided that Mr. Hagerman would be eligible to participate in the 2006 Equity Incentive Plan as amended from time to time and such other share based incentive plans for senior executives of the Company. Under the Plan, the Company granted Mr. Hagerman options to acquire 326,760 Class A common shares of the Company with an exercise price equal to $10.87 (the fair market value of the Class A common shares on the grant date). Mr. Hagerman’s Interim CEO Agreement was superseded by the agreement described above.
In addition, from March 10, 2008 to May 8, 2008, Mr. Hagerman was Senior Adviser at Vector, during which he was paid $172,000.”

ITEM 4. THE SOLICITATION OR RECOMMENDATION
The following replaces the subsection “The Recommendation” in its entirety:
“The Recommendation
The Designated Directors have unanimously determined that the Offer Price is fair to the minority shareholders. Accordingly, the Designated Directors recommend, on behalf of the Company, that shareholders tender their Shares pursuant to the Offer.”
The penultimate sentence of the seventeenth paragraph of the subsection “Background” is deleted and replaced in its entirety with the following:
On August 11, 2009, Mr. Mehta advised Mr. Tissenbaum, and on August 18, 2009, Mr. Mehta confirmed to Mr. Cohen and also to Mr. Ciporin, that Vector was considering making a proposal to take the Company private and that Vector was not interested in selling its Shares.
The following is inserted immediately prior to the paragraph in the subsection “Background” beginning “On November 8, 2009”:
“On November 6, 2009, Mr. Mehta called Genuity indicating that in Vector discussions with shareholders, certain shareholders had indicated that they were inclined to tender their Shares, but they asked Vector to increase its Offer Price and told Vector that they would prefer not to tender if the Designated Directors recommended against the Offer. Mr. Mehta reiterated Vector’s preference that the Designated Directors recommend in favor of the transaction or at least remain neutral. In that regard, Mr. Mehta indicated that it wished to discuss with the Designated Directors a possible increase in its Offer Price in the context of the Designated Directors’ deliberations regarding their recommendation. Mr. Mehta suggested Vector might be inclined to increase its offer to $3.60 if it believed that the Designated Directors would recommend in favor of the Offer at that level.
Later in the evening on November 6, 2009, Genuity called Mr. Mehta and told him that the Designated Directors’ position with respect to the Offer was unchanged. Mr. Mehta then attempted to reach Mr. Ciporin by email to request a discussion directly, and Mr. Ciporin declined to have a conversation in the absence of counsel.”
The last paragraph at the end of the subsection “Background” is deleted and replaced in its entirety with the following:
“Discussions between Genuity and representatives of Vector continued throughout the day on November 11, 2009. Late in the day, Vector called Genuity and indicated that Vector would be prepared to offer $4.00 per share if advised by Genuity that the Designated Directors would recommend in favor of the Offer, and that this represented Vector’s best and final proposal. Later in the evening, counsel to the Designated Directors convened a call with counsel to Vector and the Company and conveyed that the Designated Directors expected to recommend in favor of the Offer if Vector were to raise the Offer Price to $4.00 per share. Such counsel further advised that the Designated Directors would not adopt a formal recommendation until Genuity had revised its financial advice based on consideration of a higher Offer Price, and that such advice could not be delivered until after Vector had raised its Offer Price. Counsel to Vector confirmed that Vector would raise its Offer Price to $4.00 per Share if further advised by the Designated Directors that they expected to recommend in favor of the Offer on that basis.
On the morning of November 12, 2009, the Designated Directors met with representatives of Genuity and its legal advisors and received a presentation from Genuity that included a financial analysis of a $4.00 per Share Offer Price. The Designated Directors determined at such meeting to authorize counsel to advise counsel to Vector that Vector should expect the Designated Directors to recommend in favor of an Offer Price of $4.00 per Share should Vector determine to increase the Offer Price to that amount.

On the morning of November 12, 2009, counsel to the Designated Directors advised counsel to Vector that the Designated Directors expected to recommend in favor of the Offer if Vector raised the Offer Price to $4.00 per share. Counsel to Vector confirmed that Vector would increase the Offer Price to $4.00 per share. Shortly thereafter, and in accordance with its obligations to make an announcement with respect to the Offer in the time periods required by SEC rules, the Company filed a press release announcing that the Designated Directors were unable to make any recommendation because they had been advised by Vector that it would be increasing its Offer Price the evening before and needed time to complete their evaluation.
Shortly thereafter Vector announced the increase in the Offer Price to $4.00 per share.
On November 15, 2009, the Designated Directors met with representatives of Genuity and the Designated Directors’ legal advisors. Genuity presented to the Designated Directors an updated financial analysis of a $4.00 per Share Offer Price, and provided its opinion to the effect that, as of November 15, 2009, based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration proposed to be paid to the holders of Shares (other than Vector and its affiliates) pursuant to the Offer is fair from a financial point of view to such holders. Following discussion, the Designated Directors unanimously determined that the Offer Price is fair to the Company’s minority shareholders and to recommend, on behalf of the Company, that shareholders tender their Shares pursuant to the Offer.”
The following is inserted at the end of the subsection “Background”:
“Reasons for the Designated Directors’ Recommendation
The Designated Directors have unanimously determined that the Offer Price is fair to the minority shareholders. Accordingly, the Designated Directors recommend, on behalf of the Company, that shareholders tender their Shares pursuant to the Offer.
In arriving at their recommendation, the Designated Directors carefully considered all aspects of the Offer (including presentations from Vector), discussed the Offer and the Company’s business and prospects with senior members of the Company’s management and received the benefit of advice from their legal and financial advisors.
Supportive Factors
In reaching their determination, the Designated Directors considered numerous factors, including the following material factors which the Designated Directors believe support their decision:
Opinion of Financial Advisor. Genuity Capital Markets was retained to assess the Offer and to provide advice to the Designated Directors in connection with the Offer. The Designated Directors considered its discussions with, and the analysis of, its independent financial advisor, Genuity Capital Markets, and Genuity Capital Markets’ written opinion that, as of November 15, 2009 and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, that the consideration proposed to be paid to the holders of Shares (other than Vector and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders. The full text of the written opinion of Genuity Capital Markets, dated November 15, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion is attached as Annex 1. You are urged to read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in rendering the opinion.
The opinion addresses only the adequacy of the consideration offered under the Offer from a financial point of view and is directed to the Designated Directors. The description and the opinion do not constitute a recommendation to any shareholder as to whether they should tender their Shares to Vector pursuant to the Offer.
Further discussion of the written opinion of Genuity Capital Markets and the report it provided to the Designated Directors on November 15, 2009, is contained under the caption “Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”. The Designated Directors considered all of the factors, analyses and conclusions of its financial advisor described under the caption “Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel”.
Premium. The Offer represents a premium of 27.8% to the closing price of the Shares on October 28, 2009, the trading day immediately preceding the announcement of the original Offer, and a premium of 33.8% to the 20-day volume weighted average price of the Shares in each case notwithstanding that Vector controlled approximately

68.3% of the issued and outstanding Shares. In addition, the Offer Price will be paid entirely in cash, which provides certainty of value.
Realize Immediate Value. The all-cash consideration offered in the Offer permits the shareholders to immediately realize a fair price without incurring the inherent risks of the Company’s business including, among others, competitive threats, potential claims from third parties and the recent disruption in the overall economy and financial and credit markets.
Unlikelihood of an Alternative Value Maximizing Transaction. Vector beneficially owns approximately 68.3% of the issued and outstanding Shares through which it has the power to elect the Board. Vector therefore has the power to direct the Company’s policies, including any decision to merge or sell the Company. As a result, no alternative value maximizing transaction can occur without Vector’s cooperation and consent. Vector has informed the Company that it is not considering a sale of its Shares to any third party and that, in its view, no transaction other than an acquisition of the Company by Vector would be appropriate or successful. Accordingly, there is no reasonable prospect of an alternative transaction being available to the minority shareholders. As a result, it was the view of the Designated Directors that maintaining the Company as a publicly traded company likely meant that shareholders could only reasonably expect to realize trading values for their Shares that were likely to be significantly less than the Offer Price in the near term and possibly longer.
Business, Economic and Market Conditions. The Designated Directors considered information concerning the business, operations, assets and financial condition of the Company as well as its historical operating results and its future prospects. The Designated Directors also considered current industry, economic and market conditions and trends potentially affecting the Company.
Liquidity. The Designated Directors have taken into account the historical market prices and trading information of the Shares on the Toronto Stock Exchange and the NASDAQ, including the lack of liquidity for shareholders and the risk of further price erosion. The Designated Directors have also considered the significant deterioration in the financial markets, which has had a number of consequences, including creating a larger disparity between current trading prices of equity securities and the potential long-term values of equity securities, creating a larger disparity between current multiples of equity securities and historical multiples and making financial metrics from periods prior to the financial crisis beginning in the fourth quarter of 2008 less relevant to current analyses.
Likelihood of Completion. Vector’s obligation to complete the Offer is subject to a limited number of conditions that the Designated Directors believe are reasonable under the circumstances. Moreover, Vector, which was founded in 1997, is a respected value investor in established technology businesses and currently manages over $2 billion in equity capital. In light of the foregoing, the Designated Directors believe that the transaction is likely to be completed in accordance with its terms and within a reasonable time.
Debt Considerations. The Company is subject to restrictive covenants under its credit facility that impose operating and financial restrictions on the Company. As a result of certain one-time charges expected to be incurred during the Company’s first fiscal quarter in 2010, the Company currently anticipates it will not be in compliance with the total leverage debt covenant under the credit facility at the end of the Company’s first fiscal quarter in 2010. The Company has explored modifying the definitions of such covenant tests to exclude certain one time charges from the calculation, but has determined the costs associated with any changes to the existing credit facility or refinancing to be prohibitive. Therefore, the Company expects that within 45 days following the end of its first fiscal quarter in 2010, it will likely need to effect an “equity cure” under such credit facility. The equity cure provision of the credit facility agreement provides for the Company to apply the proceeds from an equity offering (within certain limitations as fully described in the credit facility agreements) directly towards EBITDA (as defined in such credit facility agreements) for the period for the purpose of calculating the total leverage test. Although the Company currently believes that the ability to apply an equity cure in an amount between $5 million and $10 million within 45 days of the end of the Company’s first fiscal quarter in 2010 will be available to the Company and would be sufficient to prevent the Company from violating the total leverage covenant test at the end of the Company’s first fiscal quarter in 2010, the ability of the Company to do so is uncertain. If the Company cannot effect an equity cure on terms that are reasonable or at all, this may have an adverse effect on the Company. The issuance of equity securities necessary to raise this capital could result in substantial dilution to the Company’s existing stockholders.
Tender Offer Structure. The Designated Directors took into account the structure of the transaction as a tender offer, particularly the Minimum Tender Condition (as defined below) and Vector’s statement of intention to acquire non-tendered Shares for consideration per Share in cash equal to the Offer Price pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.
Potentially Negative Factors
The Designated Directors also considered a variety of risks and other potentially negative factors concerning the Offer, including the following:
•	the fact that Vector’s interest in acquiring the Shares for a lower price is contrary to the financial interest of the minority shareholders in selling their Shares for a higher price and that the Offer Price may not necessarily ascribe full value to potential future improvements in revenues that may result from improvement in the economy, and the Offer Price might have been higher if it took into account a more robust improvement of the economy or if Vector undertook the Offer at a later date;

•	the fact that, in the Company’s initial public offering in April 2006, Shares were sold at a price of $16.00 and, until December 2008, traded at prices higher than the Offer Price;

•	the fact that many shareholders purchased their Shares at prices in excess of the Offer Price; and

•	The Designated Directors note that Vector has indicated in an exhibit to its Tender Offer Statement that, as a private company, the Company will have a far wider range of options available in order to surmount its present difficulties and the Company will be in a stronger position to execute its business plan, mergers and acquisitions and divestitures, and that the minority shareholders will not have an opportunity to participate in these benefits.
Procedural Fairness
The Designated Directors recognized from the outset that they lacked the authority to block the Offer and that Vector was not bound to react or modify its Offer in any way in response to the Designated Directors’ determinations with respect to the Offer. The Designated Directors believe, however, that Vector nonetheless engaged the Designated Directors in extensive and serious negotiations which ultimately resulted in the increase in the Offer Price to a price reflecting a 19.4% increase over the $3.35 per Share price indicated by Vector on October 23, 2009 and a 14.3% increase over the $3.50 per Share price offered to shareholders on October 28, 2009. In addition, the Designated Directors believe that the Offer is procedurally fair to the minority shareholders based on the following factors:
•	providing for the Designated Directors, who are not affiliated with Vector and believe that they have interests that are aligned with the interests of the minority shareholders and opposed to Vector’s interests, to consider the Offer on behalf of the Company;

•	allowing the Designated Directors time to analyze the Offer with the assistance of the Designated Directors’ independent legal and financial advisors, selected and engaged directly by the Designated Directors;

•	the Offer being conditioned upon there being validly tendered and not withdrawn on or prior to the expiration of the Offer a number of Shares representing at least a majority of the aggregate number of outstanding Shares (calculated on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer) not beneficially owned by Vector and the votes attaching to which shall be qualified to be included as votes in favor of any Subsequent Acquisition Transaction in determining whether minority approval (as construed under applicable Canadian securities law) has been obtained in respect thereof (the “Minimum Tender Condition”);

•	the tender offer structure that allows each of the Company’s shareholders to be able to decide voluntarily whether or not to tender such shareholder’s Shares in the Offer; and

•	that minority shareholders who do not tender their Shares in the Offer will have the right under a second-step acquisition to dissent and demand payment of the fair value of their Shares.
The foregoing discussion of the factors reviewed by the Designated Directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Offer, the Designated Directors did not find it practicable to, and therefore did not, quantify or otherwise assign relative weight to specific factors or methodologies in reaching their conclusions. In addition, individual Designated Directors may have given different weight to different factors.
The Designated Directors considered the possibility that, if the Offer is withdrawn, the market trading price of the Shares may decline from current levels, because of current stock market conditions and other factors. There can be no assurance that the trading price of the Shares will not decline if the Offer is withdrawn.
Shareholders should consider the Offer carefully and come to their own conclusions as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond should consult with their own investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and that they should consult their tax advisors.
In reaching its conclusion as to fairness, the Designated Directors did not consider the liquidation value of the Company’s assets because it considers the Company to be a viable going concern. Consequently, no appraisal of liquidation value was sought for purposes of valuing the Shares, and the Designated Directors believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to unaffiliated shareholders. Further, the Designated Directors did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value per Share as of August 31, 2009, calculated by dividing shareholders’ equity (deficit) by the number of Shares outstanding, was ($0.39).”
The subsection “Intent to Tender” is hereby deleted in its entirety and replaced with the following:
Intent to Tender
“Based on a reasonable inquiry, the Company believes that, to the extent permitted by applicable securities laws, rules or regulations, all of its directors or executive officers (other than Messrs Slusky and Mehta) that own outstanding Shares intend to tender them in the Offer.”
The following is inserted at the end of the subsection “Intent to Tender”:
“Opinion of Financial Advisor to the Designated Directors of the Board of Directors of Corel
The Designated Directors formally retained Genuity as their financial advisor in connection with the Offer on October 19, 2009. In connection with this engagement, at a November 15, 2009 meeting of the Designated Directors, Genuity rendered its written opinion that, as of November 15, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, that the Offer Price to be paid to the holders of Shares (other than Vector and its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders.
The full text of the written opinion of Genuity, dated November 15, 2009, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex I to this Schedule 14D-9. Genuity’s opinion, which is addressed to the Designated Directors, is directed only to the fairness, from a financial point of view, to the holders Shares (other than Vector and its affiliates) of the Offer Price to be received by such holders. Genuity’s opinion does not constitute a recommendation to our Designated Directors or any holder of Corel common stock as to whether to tender into the Offer. Genuity expressed no opinion as to the price at which the

Shares or any other securities would trade at any future time. In addition, Genuity did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by the officers, directors, or employees of Corel, or any class of such persons, in connection with or as a result of the Offer. Genuity’s opinion was authorized for issuance by a Fairness Opinion Committee of Genuity. The summary of the opinion of Genuity set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. Holders of Shares (other than Vector and its affiliates) are urged to read this opinion in its entirety.
In connection with rendering the opinion described above and performing its related financial analyses, Genuity, among other things:
•	Reviewed publicly available financial statements and documents

•	Reviewed certain internally prepared financial information

•	Reviewed fiscal 2009 budget prepared by management

•	Held discussions with members of the senior management of Corel regarding their assessment of the past and current business operations, financial condition, and future prospects of Corel

•	Reviewed reported prices and trading activity for the Shares

•	Compared certain financial and stock market information for Corel with similar information for certain other companies the securities of which are publicly traded

•	Reviewed the publicly available financial terms of certain reference transactions

•	Performed other valuation and comparative analyses, including:
•	Discounted cash flow analysis; and

•	Analysis of premiums paid in other public merger transactions
•	Reviewed the Offer and related documents

•	Performed various other analyses and considered such other factors as deemed appropriate
For purposes of rendering the opinion described above, Genuity relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Genuity did not express any opinion as to the impact of the Offer on the solvency or viability of Corel, its respective ability to pay its obligations when they come due or its compliance with applicable laws.
Genuity’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Genuity as of, November 15, 2009 and Genuity assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.
Summary of Financial Analysis Used by Genuity
The following is a summary of the material financial analysis underlying Genuity’s opinion, dated November 15, 2009, delivered to the Designated Directors in connection with the Offer at a meeting of the Designated Directors on November 15, 2009. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Genuity or by the Designated Directors. Considering such data without considering the full narrative description of the financial analysis could create a misleading or incomplete view of Genuity’s financial analysis.
In arriving at its opinion, Genuity did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly,

Genuity believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.
Historical Stock Trading Analysis
Genuity analyzed the performance of the Shares on Nasdaq between October 28, 2008 and October 28, 2009 (the day the Offer commenced). During this period, the Shares achieved a closing price high of $5.07 on October 30, 2008, and a closing price low of $1.37 on April 8, 2009. The results of this analysis are summarized below.

	Price	Implied Premium
Last closing price prior to announcement of Offer	$3.13	27.8%
5-day volume weighted average price (“VWAP”) [1]	$3.12	28.2%
10-day VWAP	$3.10	29.1%
20-day VWAP	$2.99	33.8%
30-day VWAP	$2.95	35.6%
90-day VWAP	$2.54	57.5%
Selected Public Companies Analysis
Genuity compared certain operating, financial, trading, and valuation information for Corel to certain publicly available operating, financial, trading, and valuation information for thirteen selected companies, each of which Genuity believes to have a business model reasonably similar, in whole or in part, to that of Corel. These selected companies included:
Group A:
•	Avid Technology

•	Cyberlink Corporation

•	Sonic Solutions

•	RealNetworks

•	DivX Inc.

•	Magix
Group B:
•	Microsoft Corporation

•	Adobe Systems

•	Symantec Corporation

[1]	Volume weighted average price is the ratio of the value traded to total volume traded over a particular time horizon.

•	Intuit Inc.

•	McAfee Inc.

•	Autodesk Inc.

•	Nuance Communications
Genuity believes that Group A reference companies have business models which better reflect Corel’s current business model, its market share relative to market shares of the reference companies in their respective user markets, and have a product mix with similar characteristics to that of Corel. Genuity analyzed Group B reference companies to assess their trading and valuation metrics as the dominant players in their respective user markets, however Genuity did not assign any weight to the relative trading and valuation metrics of the Group B reference companies. Genuity determined that these companies were unsuitable as reference companies based on several factors including but not limited to significant differences in business models, product mix, user markets or geographic coverage
For each of the selected reference companies, Genuity analyzed the multiples of enterprise value (calculated as the sum of the value of common equity on a fully diluted basis and the value of net debt) divided by (i) actual or projected revenue and (ii) actual or projected earnings before interest, income taxes, depreciation, and amortization, or EBITDA (adjusted for nonrecurring income and expenses), for the twelve month period ending with the date of their most recent financial statements and fiscal years 2009 and 2010. Genuity also analyzed the multiples of equity value per share divided by the diluted EPS (adjusted for nonrecurring income and expenses) for the twelve month period ending with the date of their most recent financial statements and fiscal years 2009 and 2010. Genuity reviewed the mean, median, adjusted mean (using the range of up to 1.5x standard deviations from the mean), low and high relative valuation multiples of the selected companies and compared them to corresponding trading multiples for Corel on October 28, 2009.
Genuity believes that EBITDA multiples are more relevant than revenue and EPS multiples. There is lack of publicly available information regarding levels of royalty revenue recognized by the reference companies which does not allow for true comparability between Corel and the reference companies. EPS multiples of Group A companies are mostly negative or non-meaningful, while EPS multiples of Group B companies reflect these companies’ dominant position in their user markets which Corel does not currently have.
The results of the selected public company analysis are summarized below:

Multiple	Corel	Median	Adjusted Mean	Low	High
Enterprise Value/EBITDA
FY2009E	5.5x	6.2x	6.1x	5.1x	7.1x
FY2010E	5.0x	4.1x	4.8x	3.9x	5.8x
The Low and High range were calculated using 0.5x of the standard deviation around the Adjusted Mean which Genuity then applied to the relevant Corel EBITDA metrics, using Genuity’s forecast which was developed based on their discussions with the members of senior executive team of Corel, to determine a range of implied Corel enterprise values. After adjusting for Corel’s capitalization, Genuity reviewed the range of per share prices derived in the selected public companies analysis as of November 11, 2009 and compared them to the Offer Price of $4.00 for each Share.
The results of the selected public companies analysis are summarized below:

Multiple	Low	High
Enterprise Value/EBITDA
Average FY2009E and FY2010E	$3.61	$6.48

Selected Transactions Analysis
Genuity derived a range of potential values for Corel relative to select mergers and acquisitions involving companies that Genuity believed to have similar business models, in whole or in part, to that of Corel and were announced and completed between January 2004 and September 2009.
Genuity analyzed historical mergers and acquisitions transactions for compression targets and other packaged software targets to better reflect Corel’s diversified product mix and a relatively high cashflow contribution from WinZip.
The selected transactions considered included:
Compression
•	Novacap’s acquisition of PKWARE Inc. closed in September 2009

•	Google’s pending acquisition of On2 Technologies

•	Thoma Cressey Bravo’s acquisition of Acresso Software closed in April 2008

•	Corel’s acquisition of WinZip closed in May 2006

•	Vector Capital’s acquisition of WinZip closed in July 2005

•	Smith Micro Software’s acquisition of Allume Systems closed in July 2005

•	IMSI’s acquisition of Aladdin Systems closed in April 2004
Packaged Software
•	Autodesk’s acquisition of Softimage closed in November 2008

•	Vector Capital’s acquisition of Aladdin Knowledge Systems closed in January 2009

•	Parametric Technology’s acquisition of CoCreate Software GmBH closed in November 2007

•	Esko NV’s acquisition of Artwork Systems Group closed in November 2007

•	Avanquest Software’s acquisition of Nova Development closed in January 2007

•	Corel’s acquisition of InterVideo closed in December 2006

•	InterVideo’s acquisition of Ulead closed in December 2006

•	Adobe’s acquisition of Macromedia closed in December 2005

•	Avid Technology’s acquisition of Pinnacle Systems closed in August 2005

•	Sonic Solutions’ acquisition of Roxio closed in December 2004
Genuity examined valuation multiples of transaction enterprise value compared to the revenue and EBITDA (adjusted for non-recurring income and expenses) of the target companies, in each case for the reported twelve month period prior to announcement of the transaction, where such information was publicly available. Genuity reviewed the adjusted mean of relative valuation multiples of the selected transactions and compared them to corresponding multiples for Corel as of October 28, 2009.
The results of the selected transactions analysis are summarized below:

Multiple	Adjusted Mean	Low	High
Enterprise Value/Trailing twelve months:
EBITDA — WinZip	4.4x	3.5x	5.3x
EBITDA — Residual Corel	8.3x	6.6x	10.0x
The Low and High range were calculated using 0.5x of the standard deviation around the Adjusted Mean which Genuity then applied to the relevant WinZip and Residual Corel (defined as all other assets of Corel excluding WinZip) metrics to determine a range of implied Corel enterprise values. This range was reduced using a control premium discount (25% to 40%), reflecting Vector’s current majority position. After adjusting for Corel’s capitalization, Genuity reviewed the range of per share prices derived in the selected transactions analysis and compared them to the Offer Price of $4.00 for each Share.
The results of the selected transactions analysis are summarized below:

Multiple	Low	High
Enterprise Value/Trailing twelve months:
Combined WinZip and Residual Corel EBITDA	$3.59	$5.25
No transaction utilized in the selected transactions analysis is identical to the Offer, including the timing or size of the transactions, and, accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning Corel’s financial and operating characteristics and other factors that would affect the selected transactions to which Corel is being compared.
Premiums Paid Analysis
Genuity analyzed the premiums paid in Canadian and U.S. insider bid transactions with a minimum transaction enterprise value of $20 million that were announced and completed between January 1999 and November 2009.
Genuity’s analysis was based on the one-day and four-week implied premiums paid in such transactions. The implied premiums in this analysis were calculated by comparing the publicly disclosed transaction price to the target company’s one-day and four-week stock price prior to the announcement of each of the applicable transactions. Genuity used this analysis to determine a suitable range of 25% to 40% premium which resulted in illustrative values per Share ranging from $3.74 to $4.19 based on the 20-day volume weighted average price of $2.99 and $3.91 to $4.38 based on the pre-announcement price of $3.13.
Discounted Cash Flow (“DCF”) Analysis (“DCF Analysis”)
Genuity performed an illustrative discounted cash flow analysis on WinZip and Residual Corel using the forecast that was created by Genuity based on its discussions with the members of the senior executive management team of Corel. Two separate DCF analyses were performed:
•	WinZip 15-Year Horizon Case: Assumes WinZip is wound down by year 2025; and

•	WinZip Going-Concern Case: Assumes WinZip will incur increased levels of R&D to maintain its competitive advantage through product innovation;
with the Residual Corel cash flows similar under both scenarios.
Genuity calculated illustrative indications of DCF value per Share applying perpetuity growth rates ranging from (1.0%) to 1.0% and discount rates ranging from 16.2% to 20.2%. The perpetuity growth rates used in this analysis were selected by Genuity based upon several factors, including an analysis of EBITDA multiples for Corel based on the LTM period ended August 30, 2009 and EBITDA multiples of selected companies that exhibited similar business characteristics to Corel. The discount rates used in this analysis were derived by Genuity utilizing a weighted average cost of capital analysis, based on certain financial metrics, including betas, for Corel. This analysis resulted in illustrative values per Share ranging from $3.45 to $4.73.
Debt Considerations
Genuity considered the ability of the Company to maintain compliance with the restrictive covenants under its existing credit facility based upon available information. In Genuity’s view, assuming certain one-time charges are incurred in Q1 2010, the Company would not be in compliance with the total leverage debt covenant at the end of Q1 2010. The Company’s credit facility provides for an “equity cure” in the event of covenant default whereby the Company can apply the proceeds from an equity offering (within certain limitations as fully described in the credit facility agreements) directly towards EBITDA (as defined in such credit facility agreements) for the purpose of calculating the total leverage ratio. Genuity believes that the ability to apply an “equity cure” in an amount between $5mm and $10mm within 45 days of the end of Q1 2010 will be available to the Company, and would be sufficient to prevent the Company from violating the total leverage covenant test at the end of Q1 2010. If the Company cannot effect an equity cure on terms that are reasonable or at all, this may have a material adverse effect on the Company. The issuance of equity securities necessary to raise this capital could result in substantial dilution to the Company’s existing stockholders.
Additional Considerations
The foregoing summary describes all analyses and quantitative factors that Genuity deemed material in its presentation to the Designated Directors but is not a comprehensive description of all analysis performed and factors considered by Genuity in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its fairness determination, Genuity did not assign specific weights to any particular analysis.
The analyses conducted by Genuity were prepared solely for the purpose of enabling Genuity to provide its opinion to the Designated Directors as to the fairness, from a financial point of view, of the Share Price to be received by holders of Shares (other than Vector and its affiliates) pursuant to the Offer. The analyses are not appraisals nor do they necessarily reflect the prices at which assets or securities actually may be sold. In performing its analyses, Genuity made, and was provided by Corel’s management with, numerous assumptions with respect to industry performance, general business, economic, and regulatory conditions and other matters, many of which are beyond our control. The analyses performed by Genuity, particularly those based on forecasts, are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses at the time of the opinion delivery. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond Corel or its advisors’ control, none of the Company, Genuity or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. All such analyses were prepared solely as a part of Genuity’s analysis of the fairness, from a financial point of view, to holders of Shares (other than Vector and its affiliates) of the Share Price to be received by such Holders. Genuity expressed no opinion on the relative merits of the Offer compared to any alternative transaction that might be available to the Company. Genuity’s opinion is directed to the Designated Directors and is intended for their use in their consideration of the Offer but it does not address the underlying decision by our Board of Directors to pursue the proposed offer. Corel placed no limits of the scope of the analysis performed, or opinion expressed, by Genuity. The Designated Directors selected Genuity as financial advisor in connection with the tender offer based on Genuity’s qualifications, expertise, reputation, and experience in mergers and acquisitions. For services rendered in connection with the delivery of its opinion, the Company has agreed to pay Genuity for its financial advisory services (i) a work fee of $50,000 per month commencing October 2009 and continuing until July 2010; provided that the work fee will be payable for the entire period upon the termination or conclusion of the engagement, if any one of the Designated Directors ceases to be a director of the Company or if the Company no longer has public securityholders, (ii) an opinion fee of $300,000 if an opinion is requested by the Designated Directors and provided, regardless of the outcome of such opinion, (iii) an additional opinion fee of $150,000, if an additional opinion is requested by the Designated Directors and provided, regardless of the outcome of such opinion, and (iv) an incentive fee of up to $400,000, payable in the discretion of the Designated Directors, provided, that should any of the Designated Directors no longer be a director of the Company and at such time the Designated Directors have not determined such fee, then the incentive fee is automatically set at $200,000. In addition, the Company has agreed to reimburse Genuity for its expenses incurred in connection with its services, including the fees and expenses of its legal counsel, and will indemnify Genuity against certain liabilities, including liabilities arising under securities laws.
Genuity is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of business, Genuity may trade in the securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Other than the engagement of Genuity by the Designated Directors described in this section, there are no existing or contemplated material relationships or arrangements for future services, nor have any such relationships or arrangements existed or been contemplated during the past two years, involving or resulting in the payment or receipt of compensation between Genuity or its affiliates and any party to the transaction or their respective affiliates.”
ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
The last paragraph of Item 5 is deleted and replaced in its entirety with the following:
The Designated Directors engaged Bennett Jones LLP and Kaye Scholer LLP to act as legal counsel in connection with the Offer, and the Company has engaged Woodside Counsel, P.C. as U.S. counsel, and Bennett Jones LLP as Canadian counsel. Pursuant to these engagements, the Company has agreed to pay their legal fees that will be payable whether or not the Offer is consummated. Compensation arrangements for the Designated Directors is described above under “Item 6. Past Contacts, Transactions, Negotiations and Agreements — Director Compensation.”
The following is an estimate of fees and expenses to be incurred by the Company in connection with the Offer:

Type of Fee	Amount (USD)
Legal Fees and Expenses	$750,000
Financial Advisory Expenses (1)	$800,000
Miscellaneous Fees and Expenses	$50,000

Total (2)	$1,600,000

(1)	Genuity may be entitled to receive an incentive fee of up to $400,000, as determined in the discretion of the Designated Directors. See “Persons/Assets Retained, Employed, Compensated or Used”.

(2)	The required filing fees of $1,937 were paid by Vector and offset against the Company’s obligations. Accordingly, the Company was not required to pay any filing fees.
In addition, Vector will incur its own fees and expenses in connection with the Offer. Vector has not agreed to pay any of the fees and expenses to be incurred by the Company.”
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED
The following is inserted at the end of Item 8:
“Forward-Looking Statements
This Schedule 14D-9 includes forward-looking statements which are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances including but not limited to general economic conditions, product pricing levels and competitive intensity, and new product introductions.
Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance or achievements to differ materially from any future results, performance, or achievements discussed or implied by such forward-looking statements. Such risks include the recent disruption in the overall economy and financial and credit markets, which may adversely impact our operations and financial results as well as our ability to obtain financing required to grow our business and make acquisitions. We may experience fluctuations in our operating results depending on the timing and success of product releases. Our core products have been marketed for many years and the packaged software market in North America and Europe is relatively mature and characterized by modest growth. Accordingly, we must successfully complete acquisitions, penetrate new markets, establish relationships with new original equipment manufacturer customers, or increase penetration of our installed base to achieve revenue growth. The long-term trend in our business reflects growth in revenues from acquisitions, which give rise to their own risks and challenges, rather than from our existing products, and that recent growth may not be representative of future growth. We face competitive threats from well established software companies that have significantly greater market share and resources than us and from online services companies that are increasingly seeking to provide software products at little or no incremental cost to their customers to expand their Internet presence and build consumer loyalty. We rely on a small number of key strategic relationships for a significant percentage of our revenue and these relationships can be modified or terminated at any time. In addition, we face potential claims from third parties who may hold patent and other intellectual property rights which purport to cover various aspects of our products and from certain of our customers who may be entitled to indemnification from us in respect of potential claims they may receive from third parties related to their use or distribution of our products. Any resulting litigation costs, settlement costs or royalty requirements could affect our profitability.
These and other risks, uncertainties and other important factors are described in our Corel’s Annual Report dated February 9, 2009, filed with the SEC and the Canadian Securities Administrators (“CSA”) under the caption “Risk Factors” and elsewhere. A copy of the Corel Annual Report and such other filings can be obtained on Corel’s website, on the SEC’s website at http://www.sec.gov./ or on the CSA’s website at http://www.sedar.com. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. Forward-looking statements speak only as of the date of the document in which they are made. We disclaim any intention or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based, except as required by law.”

ITEM 9. EXHIBITS

(a)(5)(i)	Press Release of the Company, dated November 16, 2009 (filed herewith)*

*	Included in copies made available to shareholders of Corel Corporation.

SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COREL CORPORATION
By	/s/ Kris Hagerman
Kris Hagerman
Chief Executive Officer
Dated: November 16, 2009

ANNEX I
Strictly Private and Confidential
November 15, 2009
The Designated Directors of Corel Corporation
c/o Corel Corporation
1600 Carling Avenue
Ottawa, ON K1Z 8R7
To the Designated Directors:
     Genuity Capital Markets (“Genuity”) understands that on October 28, 2009, Corel Holdings, L.P. (the “Offeror”), an affiliate of Vector Capital Partners II International, Ltd. and VCPII International LLC. (and together with their respective affiliates, “Vector”), commenced an offer to purchase (as amended, the “Offer”) all of the outstanding common shares (the “Shares”) of Corel Corporation (the “Company”) for US$3.50 per Share upon the terms and subject to the conditions set forth in the offer to purchase (as amended, the “Offer to Purchase”) and the related letter of transmittal, each contained in the Tender Offer Statement on Schedule TO filed by the Offeror on October 28, 2009. Genuity also understands that on November 12, 2009 the Offeror amended the Offer and filed an amendment to its Tender Offer Statement on Schedule TO to increase the consideration payable in the Offer to US$4.00 per Share (the “Consideration”). We note that the Offer to Purchase provides that following consummation of the Offer, the Offeror will enter into one or more transactions to enable the Offeror, or an affiliate of the Offeror, to acquire all Shares not acquired pursuant to the Offer (the “Subsequent Transaction” and together with the Offer, the “Transactions”).
     You have requested our opinion (the “Opinion”) as to whether the Consideration to be received by holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is adequate from a financial point of view to such holders.
Engagement
     Genuity was formally engaged by the Designated Directors of the Board of Directors of the Company through an agreement between the Company and Genuity (the “Engagement Agreement”) effective October 19, 2009. The Engagement Agreement provides the terms upon which Genuity has agreed to act as the Designated Directors’ financial advisor in connection with the Offer, including the provision of the Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as a financial advisor, including fees on delivery of the Opinion and incentive fees that are contingent on certain events. In addition, Genuity is to be reimbursed for certain of its out-of-pocket expenses and to be indemnified by the Company in certain circumstances.
Relationship with Interested Parties
     Genuity and its affiliates are engaged in investment banking and financial advisory services, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of its business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Offer.
Credentials of Genuity Capital Markets
     Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The Opinion expressed herein represents the opinion of Genuity and the form and content herein have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and Opinion matters.
Scope of Review
     In connection with the Opinion, Genuity reviewed, analyzed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things: the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 filed on November 12, 2009 and the amendment thereto, in the form approved by you on the date of the Opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the fiscal years ending November 30, 2007and 2008; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; representations contained in a certificate addressed to Genuity, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Opinion is based; and certain information, financial models, forecasts, projections and estimates for the Company (collectively, the “Forward Looking Financial Information” or “FOFI”). We also have held discussions with members of the senior management of the Company regarding their assessment of the Offeror’s strategic rationale for the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed: public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Genuity to be relevant; public information with respect to comparable transactions considered by Genuity to be relevant; and certain other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.
     Genuity has assumed the accuracy and fair presentation of, and has relied upon, without independent verification, the audited financial statements of the Company and the reports of the relevant auditors thereon.
Assumptions and Limitations
     Genuity has not prepared a formal valuation or appraisal of the Company or any of its securities or assets and the Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the transaction contemplated by the Offer. Without limiting the generality of the foregoing, Genuity has not reviewed and is not opining upon the tax treatment under the Offer to stockholders.
     Our opinion does not address the relative merits of the Offer as compared to any strategic alternatives that may be available to the Company. The Opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer. We do not express any view on, and the Opinion does not address, the adequacy of any other term or aspect of the Offer. In addition, we do not express any view on, and the Opinion does not address, the adequacy of the Consideration or any other term or aspect of the Offer to, or any consideration received in connection therewith by, the Offeror, any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Offer.
     Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources or provided to it by or on behalf of the Company and its senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the “Information”) and Genuity has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information including as to the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, Genuity has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the FOFI used in the analysis supporting the Opinion, Genuity has noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company, as to the matters covered thereby and in rendering the Opinion Genuity expresses no view as to the reasonableness of such FOFI or the assumptions on which it is based.
     Senior officers of the Company have represented to Genuity in a certificate delivered as of the date hereof, among other things, that (a) the Information provided by or on behalf of the Company or any of its agents or representatives to Genuity for the purpose of preparing the Opinion was, at the date the Information was provided to Genuity, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the Information not misleading in light of the circumstances under which the Information was provided; (b) to the extent that any of the Information is historical, there have been no material changes in any material facts or new material facts relating to the Company since the respective dates thereof which have not been disclosed to Genuity or updated by more current information not provided to Genuity by the Company and there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no material change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion; and (c) since the dates on which the Information was provided to Genuity, no material transaction has been entered into by the Company or any of its subsidiaries, and the Company has no material plans and management of the Company is not aware of any circumstances or developments that could reasonably be expected to have a material effect on the assets, liabilities, financial condition, prospects or affairs of the Company and that has not been disclosed to Genuity.
     The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, as they were reflected in the Information and as they have been represented to Genuity in discussions with management of the Company and we assume no responsibility for updating, revising or reaffirming the Opinion based on circumstances, developments, or events occurring after the date hereof. In its analyses and in preparing the Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Offer. Genuity has also assumed that all draft documents referred to under “Scope of Review” above are accurate reflections, in all material respects, of the final form of such documents.

     The Opinion has been provided for the use of the Designated Directors in connection with their evaluation of the Offer and, except as contemplated herein or in the Engagement Agreement, may not be used by any other person or relied upon by any other person and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity. The Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion that may come or be brought to Genuity’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Opinion.
     Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an Opinion is a complex process and is not reasonably susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to the Company’s stockholders as to whether to tender their Shares to the Offer.
Fairness Conclusion
     Based upon and subject to the foregoing and such other matters as we consider relevant, Genuity is of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Offer is fair, from a financial point of view, to such holders.
Yours very truly,
GENUITY CAPITAL MARKETS